Exhibit 12.1

Sbarro, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2008	2007	2006	2005	2004
Fixed charges:
Interest expense	$28,408	$31,449	$30,783	$30,680	$30,694
Rental expense	26,275	24,701	21,946	23,109	23,486

Total fixed charges (1)	$54,683	$56,150	$52,729	$53,789	$54,180

Earnings (loss) available for fixed charges:
Earnings (2)	$(81,672)	$(27,871)	$9,929	$3,280	$(4,644)
Add fixed charges	54,683	56,150	52,729	53,789	54,180

Total earnings available for fixed charges	$(26,989)	$28,279	$62,658	$57,069	$49,536

Ratio of earnings to fixed charges (3)	(0.5)	0.5	1.2	1.1	0.9

(1)	Total fixed charges consist of actual interest and a reasonable approximation of the interest factor for rent.

(2)	Earnings represent income before income taxes and equity in net income (loss) of unconsolidated affiliates.

(3)	The ratio of earnings to fixed charges has been computed based on dividing total earnings available for fixed charges by total fixed charges.